AmerUs Group Co.
699 Walnut Street
Des Moines, Iowa 50309

December 3, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AmerUs Group Co.
Schedule TO-I filed November 16, 2004
	SEC File No. 5-80153	VIA EDGAR TRANSMISSION

Attention:	Ms. Pamela Carmody
Special Counsel
Office of Mergers and Acquisitions in the Division of Corporation Finance

     As requested in the letter dated November 30, 2004 from the Staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the Commission relating to AmerUs Group Co.’s (the “Company”) Schedule TO-I filed on November 16, 2004, File No. 5-80153, as amended or supplemented, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Joseph K. Haggerty
Joseph K. Haggerty
Senior Vice President and General Counsel